March 3, 1995

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Culbro Corporation
1994 Form 10-K
File No. 1-1210
Filing Fees Account Number 026093

Gentlemen:

Culbro Corporation herewith files with you pursuant to Rule 12b-25 under the Securities Act of 1934 Form 12b-25 with respect to its 1994 Form 10-K.

Very truly yours,
(A.ROSS WOLLEN)

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Notification of Late Filing

Commission File Number 1-1210
Form 10-K
For period ended December 3, 1994

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I
REGISTRATION INFORMATION

Full name of registrant - Culbro Corporation

Address of principal executive office (Street and Number) 387 Park Avenue South, New York, New York 10016-8899

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

X        (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X        (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant received on March 1, 1995 a three page, detailed letter of comments from Jeffrey P. Riedler, Branch Chief, Division of Corp-oration Finance, of the Commission staff. Several issues raised by such letter deal with information to be provided in the Registrant's Form 10-K.

         The Registrant therefor is not in a position, without unreasonable effort or expense, to assemble and complete its Form 10-K for a filing on March 3 but does anticipate it will be able to file on or before 15 days after the required filing date.

PART IV

OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification. A. Ross Wollen (212) 561-8714.

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         This is one of the issues raised in the letter referred to in Part
III.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

         NO

(Name of Registrant as Specified in Charter) - Culbro Corporation

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    March 3, 1995

By:      (A. ROSS WOLLEN) - Senior Vice President-Secretary

A. Ross Wollen
(212) 561-8714